UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*
(Amendment No. 5)

CABLE ONE, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

12685J105
(CUSIP Number)

Nicole M. Maddrey
Graham Holdings Company
1300 North 17th Street
Arlington, VA 22209
(703) 345-6300

with a copy to:

Nicholas A. Dorsey, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Donald E. Graham

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
81,872

	8	SHARED VOTING POWER
398,084

	9	SOLE DISPOSITIVE POWER
81,872

	10	SHARED DISPOSITIVE POWER
398,084

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
479,956

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.45% (Calculated based on 5,681,414 shares of common stock, par value $0.01 per share, of Cable One, Inc. outstanding as of April 28, 2023)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share, of Cable One, Inc.  The statement on Schedule 13D filed by Donald E. Graham dated July 2, 2015 (as amended as of November 13, 2015, as of December 22, 2017, as of January 18, 2018, and as of December 16, 2019, the “Schedule 13D”), is hereby amended and supplemented as set forth below.  All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

The amendment to the Schedule 13D is as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

Interests of Mr. Graham:

As of March 23, 2023, Mr. Graham was the beneficial owner (as determined in accordance with Rule 13d-3(a), (c) and (d) under the Act) of 479,956 shares of Common Stock, constituting approximately 8.45% of such shares outstanding (as determined in accordance with the Rule 13d-3(d)(1) under the Act). Such beneficial ownership was as set forth in paragraphs (a) through (j) below. Except as to the extent of: (A) his shared fiduciary voting and investment power with respect to, and beneficial interest in, the shares held in the trust referred to in paragraph (g) below, (B) his shared fiduciary voting and investment power with respect to the shares held in the trusts referred to in paragraphs (f), (h) and (i) below and (C) his shared voting and investment power with respect to shares held by his spouse referred to in paragraph (j) below, Mr. Graham has no beneficial interest, and expressly disclaims any beneficial interest, in the shares referred to in such paragraphs (f) through (j).

(a) 18,194 shares of Common Stock owned by Mr. Graham, as to which he had sole voting and investment power.

(b) 63,678 shares of Common Stock held in a revocable trust for the benefit of Mr. Graham. Mr. Graham, as settlor, had sole voting and dispositive power with respect to such shares. Mr. Graham has the right to revoke such trust at any time.

(c) 116,830 shares of Common Stock held in a trust for the benefit of Mr. Graham. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Daniel L. Mosley, the other trustee.

(d) 96,000 shares of Common Stock held in a trust for the benefit of Mr. Graham. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Mosley and Elizabeth G. Weymouth, the other trustees.

(e) 96,000 shares of Common Stock held in a trust for the benefit of Mr. Graham. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Mosley, the other trustee.

(f) 5,000 shares of Common Stock held by a trust for the benefit of another. Mr. Graham, as trustee, shared voting and investment power with respect to such shares with Mr. Mosley, the other trustee.

(g) 79,395 shares of Common Stock held by a trust for the benefit of Mr. Graham. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Mosley, the other trustee.

(h) 1,044 shares of Common Stock held in trusts for the benefit of two persons. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Mosley, the other trustee.

(i) 3,800 shares of Common Stock held in trusts for the benefit of others. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Timothy O’Shaughnessy, the other trustee.

(j) 15 shares of Common Stock held by Mr. Graham’s spouse, Amanda Bennett.

Transactions During the Past Sixty Days:

On March 23, 2023, the Stephen M. Graham 1973 Trust sold 1,500 shares of Common Stock at a price of $637.95 per share.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2023

	By:	/s/ Donald E. Graham
Name: Donald E. Graham